                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                 SCHEDULE 13E-3

                      (RULE 13e-100) TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                U.S. VISION, INC.
                              (Name of the Issuer)

                                U.S. VISION, INC.
                             KAYAK ACQUISITION CORP.
                             GEORGE E. NORCROSS, III
                            WILLIAM A. SCHWARTZ, JR.
                               SANDRA T. NORCROSS
                             JOSEPH J. ROBERTS, JR.
                          INDIANA PACIFIC CAPITAL TRUST
                               PHILIP A. NORCROSS
                                GEORGE T. GORMAN
                                GAYLE E. SCHMIDT

                    (Name of the Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   90339M-10-4
                      (CUSIP Number of Class of Securities)



                              BRIAN M. LIDJI, ESQ.
                             SAYLES, LIDJI & WERBNER
                           A PROFESSIONAL CORPORATION
                                RENAISSANCE TOWER
                                   44TH FLOOR
                                 1201 ELM STREET
                               DALLAS, TEXAS 75270
                            TEL. NO.: (214) 939-8700

                                       AND

                            GERALD J. GUARCINI, ESQ.
                      BALLARD SPAHR ANDREWS INGERSOLL, LLP
                               1735 MARKET STREET
                             PHILADELPHIA, PA 19103
                            TEL. NO.: (215) 864-8625

           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)



                                 WITH A COPY TO:

                              WM. DAVID CHALK, ESQ.
                                PIPER RUDNICK LLP
                                6225 SMITH AVENUE
                            BALTIMORE, MARYLAND 21209
                            TEL. NO.: (410) 580-3000

         This statement is filed in connection with (check the appropriate box):

         a.    [X]    The filing of solicitation materials or an information
                      statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b.    [ ]    The filing of a registration statement under the
                      Securities Act of 1933.

         c     [ ]    A tender offer.

         d     [ ]    None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |X|

         Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE

                Transaction Valuation*          Amount of Filing Fee**
                    $24,868,650.00                     $2,288.00



* For purposes of calculating the filing fee only. Determined by (i) multiplying $4.25 by 5,731,351 shares of Common Stock, and (ii) multiplying the difference between $4.25 and the exercise price of each outstanding option or warrant to purchase an aggregate of 408,327 shares of Common Stock.

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11, as amended.

         [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                  $2,288.00
Form or Registration No.:                Schedule 14A
Filing Party:                            U.S. Vision, Inc.
Date Filed:                              June 17, 2002

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER AGREEMENT OR THE PROPOSED MERGER, DETERMINED IF THE PROXY STATEMENT IS ADEQUATE OR ACCURATE, OR DETERMINED THE FAIRNESS OR MERITS OF THE PROPOSED MERGER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E--3") is being filed by U.S. Vision, Inc., a Delaware corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (the "Company"), Kayak Acquisition Corp., a Delaware corporation ("Kayak Acquisition"), and the following individuals/entities: George E. Norcross, III, a director and significant stockholder of the Company, William A. Schwartz, Jr., Chairman of the Board, President, Chief Executive Officer and a significant stockholder of U.S. Vision, Sandra T. Norcross, the wife of George
E. Norcross, III and a stockholder of the Company, Joseph J. Roberts, Jr., a director and stockholder of the Company, Indiana Pacific Capital Trust, a stockholder of the Company, Philip A. Norcross, a stockholder of the Company and the brother of George E. Norcross, III, George T. Gorman, President-Retail of the Company, and Gayle E. Schmidt, Executive Vice President and Chief Operating Officer of the Company (collectively referred to as the "Affiliated Stockholders").

         Pursuant to an Agreement and Plan of Merger, dated as of May 14, 2002 (the "Merger Agreement"), by and among Kayak Acquisition and the Company, Kayak Acquisition will merge with and into the Company (the "Merger") with the Company surviving. In the Merger, each issued and outstanding share of common stock, par value $0.01 per share (the "Common Stock"), excluding the Common Stock held by the Affiliated Stockholders (except for shares of Common Stock held by stockholders who exercise their appraisal rights), of the Company, will be cancelled and automatically converted into the right to receive $4.25 in cash, without interest.

         Immediately prior to the Merger becoming effective, all outstanding stock options whether or not then exercisable, shall (A) become fully vested and exercisable as of immediately prior to the effective time of the Merger, and (B) entitle the holder, without payment of the exercise price for the shares subject to such option, to receive in cash, without interest, from U.S. Vision, an amount determined by multiplying (i) the excess, if any, of $4.25 over the applicable exercise price per share of Common Stock subject to such stock options by (ii) the total number of shares of Common Stock subject to such stock options. Each such stock option will be cancelled as of the effective time of the Merger if such option is not exercised immediately prior to the effective time of the Merger. Each option that is held by the Affiliated Stockholders will be canceled as of the effective time of the Merger, in consideration for the Affiliated Stockholders receiving an unsecured subordinated note from U.S. Vision in an amount determined by multiplying (i) the excess, if any, of $4.25 over the applicable exercise price per share of Common Stock subject to such stock options by (ii) the total number of shares of Common Stock subject to suck stock options. Each outstanding warrant granted by U.S. Vision shall be cancelled at the effective time of the Merger in consideration of payment to the holder thereof, in cash, without interest, from U.S. Vision, an amount determined by multiplying (i) the excess, if any, of $4.25 over the applicable exercise price per share of Common Stock subject to such warrant by (ii) the total number of shares of Common Stock subject to such warrant.

         Kayak Acquisition Corp. is a Delaware corporation formed in May 2002. Kayak Acquisition has not, to date, conducted any significant activities other than those incident to its formation, its execution of the Merger Agreement and the related documents, and has not generated any material revenues or expenses. Kayak Acquisition is owned by a group of investors that includes George E. Norcross, III, Joseph J. Roberts, Jr., Philip A. Norcross, and William A. Schwartz, Jr.

         In connection with the filing of this Schedule 13E-3, the Company has filed a preliminary Proxy Statement pursuant to which the stockholders of the Company will be given notice of the Merger. The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference in its entirety and the responses to each item in this
Schedule 13E-3 are
qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The Proxy Statement will be completed and, if appropriate, amended prior to the first time it is sent or given to stockholders of the Company. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

ITEM 1.         SUMMARY TERM SHEET.

         The information contained in the section entitled "SUMMARY TERM SHEET" in the Proxy Statement is incorporated herein by reference.

ITEM 2.         SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The information contained in the section entitled "SUMMARY TERM SHEET" in the Proxy Statement is incorporated herein by reference.

         (b) Securities. The class of equity securities that is the subject of the Rule 13e-3 transaction to which this Schedule 13E-3 relates is the common stock, par value $0.01 per share, of U.S. Vision, Inc. As of May 14, 2002, there were 7,802,942 shares of Common Stock issued and outstanding.

         (c) Trading Market and Price. The information contained in the section entitled "MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

         (d) Dividends. The information contained in the section entitled "MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

         (e) Prior Public Offerings. The Company has made no underwritten public offering of its Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration pursuant to Regulation A thereunder.

         (f) Prior Stock Purchases. None of the filing persons purchased any subject securities during the past two years.

ITEM 3.         IDENTITY AND BACKGROUND OF THE FILING PERSONS.

         (a), (c) Name and Address; Business and Background of Natural Persons. GEORGE E. NORCROSS, III

         George E. Norcross, III is an individual who is a director and significant stockholder of the Company. The business address, telephone number, citizenship, occupation or employment, and principal business of Mr. Norcross is as follows:

Name; Country of Citizenship             Business Address;              Occupation or Employment;
                                         Business Phone Number          Principal Business

George E. Norcross, III                  Commerce Atrium                Chairman and Chief Executive Officer
United States citizen                    1701 Route 70 East             of Commerce National Insurance
                                         Cherry Hill, NJ  08034         Services, Inc.
                                         Phone:  (856) 489-7050


                  WILLIAM A. SCHWARTZ, JR.

         William A. Schwartz, Jr. is an individual who is the President, Chief Executive Officer, Chairman of the Board of Directors and a stockholder of the Company. The business address, telephone number, citizenship, occupation or employment, and principal business of Mr. Schwartz is as follows:

Name; Country of Citizenship             Business Address;             Occupation or Employment;
                                         Business Phone Number         Principal Business

William A. Schwartz, Jr.                 U.S. Vision, Inc.             President, Chief Executive
United States citizen                    One Harmon Drive              Officer and Chairman of the
                                         Glendora, NJ 08029            Board of Directors of U.S.
                                         (856) 228-1000                Vision, Inc.


                  SANDRA T. NORCROSS

         Sandra T. Norcross, the wife of George E. Norcross, III, is an individual who is a stockholder of the Company. The business address, telephone number, citizenship, occupation or employment, and principal business of Mrs. Norcross is as follows:

Name; Country of Citizenship      Business Address;             Occupation or Employment;
                                  Business Phone Number         Principal Business

Sandra T. Norcross                None                          None
United States citizen

                  JOSEPH J. ROBERTS, JR.

         Joseph J. Roberts, Jr. is an individual who is a director and stockholder of the Company. The business address, telephone number, citizenship, occupation or employment, and principal business of Mr. Roberts is as follows:

Name; Country of Citizenship      Business Address;             Occupation or Employment;
                                  Business Phone Number         Principal Business

Joseph J. Roberts, Jr.            Brooklawn Shopping Plaza      Since 1987, Mr. Roberts has served
United States citizen             Route 130 & Browning Road     as a member of the General Assembly
                                  Brooklawn, New Jersey 08030   of the State of New Jersey, where he
                                  (856) 742-7600                is currently serving as majority
                                                                leader. Mr. Roberts is also
                                                                president of Jersey Shore
                                                                Hospitality, LLC, which owns and
                                                                operates three restaurants in Cape
                                                                May County, New Jersey.


                  PHILIP A. NORCROSS

         Philip A. Norcross is the brother of George E. Norcross, III, and is an individual who is a stockholder of the Company. The business address, telephone number, citizenship, occupation or employment, and principal business of Mr. Norcross is as follows:

Name; Country of Citizenship     Business Address;                     Occupation or Employment;
                                 Business Phone Number                 Principal Business

Philip A. Norcross               Parker, McCay & Criscuolo P.A.        Mr. Norcross is the Managing
United States citizen            3 Greentree Center, Suite 101         Stockholder and Chief Executive
                                 Route 73 and Greentree Road           Officer of Parker, McCay & Criscuolo
                                 Marlton, NJ  08053                    P.A., a New Jersey law firm.
                                 Phone:  (856) 596-8900

                  GEORGE T. GORMAN

         George T. Gorman is an individual who is the President-Retail of the Company. The business address, telephone number, citizenship, occupation or employment, and principal business of Mr. Gorman is as follows:


Name; Country of Citizenship             Business Address;             Occupation or Employment;
                                         Business Phone Number         Principal Business

George T. Gorman                         U.S. Vision, Inc.             President-Retail of the Company.
United States citizen                    One Harmon Drive
                                         Glendora, NJ 08029
                                         (856) 228-1000


                  GAYLE E. SCHMIDT

         Gayle E. Schmidt is the wife of William A. Schwartz, Jr., and is an individual who is the Executive Vice President and Chief Operating Officer of the Company. The business address, telephone number, citizenship, occupation or employment, and principal business of Ms. Schmidt is as follows:


Name; Country of Citizenship             Business Address;             Occupation or Employment;
                                         Business Phone Number         Principal Business

Gayle E. Schmidt                         U.S. Vision, Inc.             Executive Vice President and Chief
United States citizen                    One Harmon Drive              Operating Officer of the Company.
                                         Glendora, NJ 08029
                                         (856) 228-1000


         (b)      Business and Background of Entities.

         U.S. VISION, INC.

         The information contained in the section entitled "SUMMARY TERM SHEET--The Parties" in the Proxy Statement is incorporated herein by reference. The information contained in "Item 10--Directors and Executive Officers of the Registrant" in U.S. Vision's Annual Report on Form 10-K for the fiscal year ended January 31, 2002 is incorporated herein by reference.

         KAYAK ACQUISITION CORP.

         Kayak Acquisition Corp. is a Delaware corporation that was formed solely to effect the Merger and that is owned by a group of investors that includes George E. Norcross, III, Joseph J. Roberts, Jr., Philip A. Norcross and William A. Schwartz, Jr. The business address of Kayak Acquisition Corp. is c/o William A. Schwartz, Jr., Glen Oaks Industrial Park, P.O. Box 124, Glendora, New Jersey 08029. Kayak Acquisition's telephone number is (856) 228-1000. The executive officers of Kayak Acquisition are George E. Norcross, III, President and Chairman of the Board, William A. Schwartz, Jr., Vice President, Philip A. Norcross, Vice President, Secretary, and Treasurer, and Joseph J. Roberts, Jr., Vice President. The directors of Kayak Acquisition are George E. Norcross, III, William A. Schwartz, Jr., Philip A. Norcross, and Joseph J. Roberts, Jr.. The information specified by paragraphs (a), (c)(2) and (c)(5) of Item 1003 of Regulation M-A for each executive officer and director of Kayak Acquisition is as follows:

          NAME; POSITION WITH                          BUSINESS ADDRESS;                 OCCUPATION OR EMPLOYMENT OR PRINCIPAL
     KAYAK ACQUISITION; COUNTRY OF                   BUSINESS PHONE NUMBER                              BUSINESS
              CITIZENSHIP
----------------------------------------    -----------------------------------------    ---------------------------------------
George E. Norcross, III                     Commerce Atrium                              Mr. Norcross is the Chairman and
President and Chairman of the Board         1701 Route 70 East                           Chief Executive Officer of Commerce
United States citizen                       Cherry Hill, NJ  08034                       National Insurance Services, the
                                            Phone:  (856) 489-7050                       insurance unit of Commerce Bancorp.

Philip A. Norcross                          Parker, McCay & Criscuolo P.A.               Mr. Norcross is the Managing
Vice President, Secretary, Treasurer        3 Greentree Center, Suite 101                Stockholder and Chief Executive
and Director                                Route 73 and Greentree Road                  Officer of Parker McCay & Criscuolo
United States citizen                       Marlton, NJ  08053                           P.A., a New Jersey law firm.
                                            Phone: (856) 596-8900

Joseph J. Roberts, Jr.                      Brooklawn Shopping Plaza                     Since 1987, Mr. Roberts has served as
Vice President and Director                 Route 130 & Brooklawn Road                   a member of the General Assembly of
United States citizen                       Brooklawn, New Jersey 08030                  the State of New Jersey, where he is
                                            (856) 742-7600                               currently serving as majority
                                                                                         leader.  Mr. Roberts is also
                                                                                         President of Jersey Shore
                                                                                         Hospitality, LLC, which owns and
                                                                                         operates three restaurants in Cape
                                                                                         May County, New Jersey.

William A. Schwartz, Jr.                    U.S. Vision, Inc.                            Mr. Schwartz is President, Chief
Vice President and Director                 One Harmon Drive                             Executive Officer and Chairman of the
United States citizen                       Glendora, NJ 08029                           Board of Directors of the Company.
                                            Phone: (856) 228-1000


                          INDIANA PACIFIC CAPITAL TRUST

         Indiana Pacific Capital Trust is a trust for which Philip A. Norcross serves as the sole Trustee. Its address is P.O. Box 1440, Cherry Hill, NJ 08034. Its phone number is (856) 424-4265.

         (c)(3) None of the entities or persons identified in this Item 3 was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

         (c)(4) None of the entities or persons identified in this Item 3 was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.         TERMS OF THE TRANSACTION.

         (a)(1)      Tender Offers.  Not applicable.

         (a)(2)(i) Transaction Description. The information contained in the sections entitled "SUMMARY TERM SHEET," "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER," "SPECIAL FACTORS--Background of the Transaction" and "--Interests of Certain Persons in the Merger that Differ From Your Interests" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(ii) Consideration. The information contained in the sections entitled "SUMMARY TERM SHEET," "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER," "SPECIAL FACTORS--Appraisal Rights" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; The Company's Purpose and Reasons for the Merger," and "--Position of Kayak Acquisition and the Affiliated Stockholders Regarding the Fairness of the Merger; Kayak Acquisition's and the Affiliated Stockholders' Purpose and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled "SUMMARY TERM SHEET" and "VOTE REQUIRED AND
RECOMMENDATION" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS-- Interests of Certain Persons in the Merger that Differ From Your Interests" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(vi) Accounting Treatment. The information contained in the section entitled "SPECIAL FACTORS--Accounting Treatment" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

         (c) Different Terms. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Background of the Transaction," "--Interests of Certain Persons in the Merger that Differ From Your Interests," and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

         (d) Appraisal Rights. The information contained in the sections entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS--Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

         (e) Provisions For Unaffiliated Security Holders. The Company has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

         (f)      Eligibility for Listing or Trading.  Not applicable.

ITEM 5.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Transactions. The information contained in the sections entitled "CERTAIN TRANSACTIONS," "MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement is incorporated herein by reference.

         (b)-(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Transaction," "--Interests of Certain Persons in the Merger that Differ From Your Interests," "RELATED AGREEMENTS" and "MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

         (e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Background of the Transaction," and "--Interests of Certain Persons in the Merger that Differ From Your Interests" in the Proxy Statement is incorporated herein by reference.

ITEM 6.         PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Use of Securities Acquired. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Background of the Transaction," "--Recommendations of the Special Committee and the Board; The Company's Purpose and Reasons for the Merger," "--Interests of Certain Persons in the Merger that Differ From Your Interests," "--Effect of the Merger," "--Position of Kayak Acquisition and the Affiliated Stockholders Regarding the Fairness of the Merger; Kayak Acquisition's and the Affiliated Stockholders' Purpose and Reasons for the Merger," and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

         (c) Plans. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Background of the Transaction," "--Interests of Certain Persons in the Merger that Differ From Your Interests," "--Effect of the Merger" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 7.         PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a),(c) Purposes; Reasons. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; The Company's Purpose and Reasons for the Merger," and "--Position of Kayak Acquisition and the Affiliated Stockholders Regarding the Fairness of the Merger; Kayak Acquisition's and the Affiliated Stockholders' Purpose and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

         (b) Alternatives. The information contained in the section entitled "SPECIAL FACTORS--Background of the Transaction," in the Proxy Statement is incorporated herein by reference.

         (d) Effects. The information contained in the sections entitled "SUMMARY TERM SHEET," "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER," "SPECIAL FACTORS--Background of the Transaction," "--Interests of Certain Persons in the Merger that Differ From Your Interests," "--Effect of the Merger," "--Certain United States Federal Income Tax

Consequences," "--Fees and Expenses," "--Financing of the Merger," and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 8.         FAIRNESS OF THE GOING PRIVATE TRANSACTION.

         (a)-(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER," "SPECIAL FACTORS--Background of the Transaction," "--Recommendations of the Special Committee and the Board; The Company's Purpose and Reasons for the Merger," "--Opinion of Commerce Capital Markets," and "--Position of Kayak Acquisition and the Affiliated Stockholders Regarding the Fairness of the Merger; Kayak Acquisition's and the Affiliated Stockholders' Purpose and Reasons for the Merger" in the Proxy Statement and "Opinion of Commerce Capital Markets, Inc." attached as Annex B to the Proxy Statement, is incorporated herein by reference. Based upon the factors considered by the Special Committee and the Board (as listed in the Proxy Statement) the Company believes that the transaction is fair, from a financial point of view, to the stockholders of the Company other than the Affiliated Stockholders. Based upon the factors considered by Kayak Acquisition and the Affiliated Stockholders (as listed in the Proxy Statement) Kayak Acquisition and the Affiliated Stockholders believe that the transaction if fair, from a financial point of view, to the stockholders of the Company other than the Affiliated Stockholders.

         (c) Approval of Security Holders. The information contained in the section entitled "VOTE REQUIRED AND RECOMMENDATION" in the Proxy Statement is incorporated herein by reference.

         (d) Unaffiliated Representative. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Transaction," "--Recommendations of the Special Committee and the Board; The Company's Purpose and Reasons for the Merger," and "--Position of Kayak Acquisition and the Affiliated Stockholders Regarding the Fairness of the Merger; Kayak Acquisition's and the Affiliated Stockholders' Purpose and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

         (e) Approval of Directors. The information contained in the section entitled "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; The Company's Purpose and Reasons for the Merger," and "--Position of Kayak Acquisition and the Affiliated Stockholders Regarding the Fairness of the Merger; Kayak Acquisition's and the Affiliated Stockholders' Purpose and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

         (f) Other Offers. The information contained in the section entitled "SPECIAL FACTORS--Background of the Transaction," in the Proxy Statement is incorporated herein by reference.

ITEM 9.         REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Transaction," and "--Opinion of Commerce Capital Markets" in the Proxy Statement and "Opinion of Commerce Capital Markets, Inc." attached as Annex B to the Proxy Statement is incorporated herein by reference.

ITEM 10.        SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a), (b),(d) Source of Funds; Conditions; Borrowed Funds. The information contained in the section entitled "SPECIAL FACTORS--Financing of the Merger" in the Proxy Statement is incorporated herein by reference.

         (c) Expenses. The information contained in the section entitled "SPECIAL FACTORS--Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

ITEM 11.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement is incorporated herein by reference.

         (b)      Securities Transactions. None.

ITEM 12.        THE SOLICITATION OR RECOMMENDATION.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; The Company's Purpose and Reasons for the Merger," "--Position of Kayak Acquisition and the Affiliated Stockholders Regarding the Fairness of the Merger; Kayak Acquisition's and the Affiliated Stockholders' Purpose and Reasons for the Merger," and "VOTE REQUIRED AND RECOMMENDATION" in the Proxy Statement is incorporated herein by reference.

         (e) Recommendations of Others. The information contained in the section entitled "SPECIAL FACTORS--Recommendations of the Special Committee and the Board; The Company's Purpose and Reasons for the Merger," and "--Position of Kayak Acquisition and the Affiliated Stockholders Regarding the Fairness of the Merger; Kayak Acquisition's and the Affiliated Stockholders' Purpose and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 13.        FINANCIAL STATEMENTS.

         (a) Financial Information. The information contained in the section entitled "SELECTED FINANCIAL DATA OF THE COMPANY" in the Proxy Statement is incorporated herein by reference. The information contained in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2002 is incorporated herein by reference. The information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2002 is incorporated herein by reference.

         (b)      Pro Forma Information. Not applicable.

ITEM 14.        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER," "SPECIAL FACTORS"-- Interests of Certain Persons in the Merger that Differ From Your Interests" and "--Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

ITEM 15.        ADDITIONAL INFORMATION.

         (b) Other Material Information. The information contained in the sections entitled "WHERE YOU CAN FIND MORE INFORMATION" and "AVAILABLE INFORMATION" in the Proxy Statement is incorporated herein by reference.

ITEM 16.        EXHIBITS.

         (a)(1) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 14, 2002 (incorporated herein by reference to the Proxy Statement).

         (a)(2) Press release issued by U.S. Vision, Inc., dated May 14, 2002 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by U.S. Vision, Inc., on May 16, 2002).

         (c)(1) Opinion of Commerce Capital Markets, Inc., dated as of May 14, 2002 (incorporated herein by reference to Annex B of the Proxy Statement).

         (c)(2) Materials prepared by Commerce Capital Markets and presented to the Special Committee of the Board of Directors of the Company on April 23, 2002.

         (d) Agreement and Plan of Merger, dated as of May 14, 2002, by and among Kayak Acquisition and the Company (incorporated herein by reference to Annex A of the Proxy Statement).

         (f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 18, 2002


                                      U.S. VISION, INC.


                                      By:  /s/  Carmen J. Nepa, III
                                         --------------------------
                                      Name:  Carmen J. Nepa, III
                                      Title:  Senior Vice President & Chief
                                      Financial Officer

                                      KAYAK ACQUISTION CORP.

                                      By:  /s/  William A. Schwartz, Jr.
                                         -------------------------------
                                      Name:  William A. Schwartz, Jr.
                                      Title:  Vice President


                                      /s/  George E. Norcross, III
                                      ----------------------------
                                      George E. Norcross, III


                                      /s/  William A. Schwartz, Jr.
                                      -----------------------------
                                      William A. Schwartz, Jr.


                                      /s/  Sandra T. Norcross
                                      -----------------------
                                      Sandra T. Norcross


                                      /s/  Joseph J. Roberts, Jr.
                                      ---------------------------
                                      Joseph J. Roberts, Jr.


                                      /s/  Philip A. Norcross
                                      -----------------------
                                      Philip A. Norcross


                                      /s/  George T. Gorman
                                      ---------------------
                                      George T. Gorman


                                      /s/  Gayle E. Schmidt
                                      ---------------------
                                      Gayle E. Schmidt

                                      INDIANA PACIFIC CAPITAL TRUST

                                      By:  /s/  Philip A. Norcross
                                         -------------------------
                                      Name:  Philip A. Norcross
                                      Title:  Trustee

                                 EXHIBIT INDEX

EXHIBIT NUMBER                               DESCRIPTION
----------------    ------------------------------------------------------------

(a)(1) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 14, 2002 (incorporated herein by reference to the Proxy Statement).

(a)(2) Press release issued by U.S. Vision, Inc., dated May 14, 2002 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by U.S. Vision, Inc., on May 16, 2002).

(c)(1) Opinion of Commerce Capital Markets, Inc., dated as of May 14, 2002 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Materials prepared by Commerce Capital Markets and presented to the Special Committee of the Board of Directors of the Company on April 23, 2002.

(d) Agreement and Plan of Merger, dated as of May 14, 2002, by and among Kayak Acquisition and the Company (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).